Peace Arch Entertainment Group Inc.

Quarterly Consolidated Financial Statements

February 28, 2006

(expressed in thousands of Canadian dollars)

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	February 28 2006 $	August 31 2005 $
	(unaudited)	(audited)
Assets
Cash and cash equivalents	699	1,428

Accounts and other receivables (note 3)	14,096	13,022

Inventory	2,062	-

Investment in film and television programming (note 4)	25,330	15,559

Prepaid expenses and deposits	435	163

Property and equipment	606	399

Intangible assets (note 10(a))	1,755	-

Deferred financing costs (note 10(b))	604	-

Goodwill (note 9)	4,285	-

Restricted term deposits	19,694	20,597
	69,566	51,168

Liabilities
Accounts payable and accrued liabilities (note 7)	10,430	4,519

Acquisition payable (note 9)	3,202	-

Term loan (note 5)	3,500	-

Production loans (note 6)	22,447	16,038

Deferred revenue	490	523

Obligation to issue shares (note 11(b))	142	142

Revenue guarantee obligation	19,694	20,597
	59,905	41,819

Shareholders’ Equity
Capital stock (note 13)	11,745	9,889

Contributed surplus	2,602	2,342

Warrants (note 14)	464	693

Other paid-in capital	680	680

Deficit	(5,830)	(4,255)

	9,661	9,349
	69,566	51,168

Nature of operations and going concern (note 1)

Approved by the Board of Directors

                                  Director                                                         Director

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Operations

(unaudited)

(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended February 28		Six Months Ended February 28
	2006 $	2005 $	2006 $	2005 $
	(unaudited)	Restated (unaudited)	(unaudited)	Restated (unaudited)

Revenue	3,661	1,706	4,570	4,804

Expenses
Amortization of investment in film and television programming and other production costs	2,354	1,097	3,186	4,030
Selling, general and administrative	1,671	933	2,691	1,772

	4,025	2,030	5,877	5,802

Loss from operations before the undernoted	(364)	(324)	(1,307)	(998)

Interest income	244	273	496	532
Interest expense	(658)	(390)	(1,088)	(728)
Other amortization	(70)	(23)	(90)	(27)
Foreign exchange gain (loss)	97	(83)	506	(28)
Gain on settlement of obligation (note 20)	-	762	-	762
Gain on sale of asset (note 8)	10	32	43	32
Recovery of selling, general and administration expenses	-	30	-	149
Non-controlling interest (note 2)	-	(14)	-	(14)

Loss before income taxes	(741)	263	(1,440)	(320)

Income tax recovery	-	-	-	-

Loss for the period	(741)	263	(1,440)	(320)

Loss per common share (note 15)

Basic	(0.04)	0.02	(0.07)	(0.02)

Diluted	(0.04)	0.01	(0.07)	(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

(unaudited)

(expressed in thousands of Canadian dollars)

	Three Months Ended February 28		Six Months Ended February 28
	2006 $	2005 $ Restated	2006 $	2005 $ Restated

Deficit - Beginning of period	(5,013)	(36,025)	(4,255)	(35,442)

Effect of adoption of Accounting Guideline -15 (note 2)	-	53	-	53

Preferred stock dividend	(76)	-	(135)	-

Loss for the period	(741)	263	(1,440)	(320)

Deficit - End of period	(5,830)	(35,709)	(5,830)	(35,709)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

 (unaudited)

(expressed in thousands of Canadian dollars)

	Three Months Ended February 28		Six Months Ended February 28
	2006 $	2005 $ Restated	2006 $	2005 $ Restated

Cash flows from operating activities
Loss for the period	(741)	263	(1,440)	(320)
Items not affecting cash
Amortization of film and television programming	637	920	1,176	3,756
Other amortization	70	23	90	26
Amortization of deferred financing costs	112	-	112	-
Gain on sale of asset	(10)	(32)	(43)	(32)
Gain on settlement of obligation (note 20)	-	(762)	-	(762)
Stock based compensation	187	220	243	220
Non-controlling interest	-	14	-	14
Investment in film and television programming	(5,952)	(4,723)	(10,455)	(5,133)
Changes in non-cash operating working capital, net of acquisitions (note 16)	829	2,854	2,706	(1,339)

	(4,868)	(1,223)	(7,611)	(3,570)

Cash flows from investing activities
Acquisition of kaBOOM! Entertainment Inc., net of cash acquired (note 9)	(3,176)	-	(3,176)	-
Property and equipment purchases	(95)	(2)	(127)	(24)

	(3,271)	(2)	(3,303)	(24)

Cash flows from financing activities
Preferred stock dividends (note 13(a))	(76)	-	(135)	-
Issuance of term loan	3,500	-	3,500	-
Issuance of Series II Preferred shares	827	-	827	-
Deferred financing costs	(416)	-	(416)	-
Issuance of production loans	6,638	6,283	13,076	9,906
Repayment of production loans	(2,154)	(3,952)	(6,667)	(5,819)

	(8,319)	2,331	10,185	4,087

Increase (decrease) in cash and cash equivalents	180	1,106	(729)	493

Cash and cash equivalents - Beginning of period	519	871	1,428	1,484

Cash and cash equivalents - End of period	699	1,977	699	1,977

Supplemental cash flow information
Interest paid	261	69	838	313

Non-cash transactions
Warrant costs attributed to issuance of Series II Preference shares	229	-	229	-

Acquisition payable for purchase of kaBOOM! Entertainment Inc. (note 9)	3,202	-	3,202	-

Issuance of common shares for purchase of kaBOOM! Entertainment Inc. (note 9)	500	-	500	-

Issuance of common shares for deferred financing costs	300	-	300	-

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

Nature of operations and going concern

Based in Toronto, Vancouver, Los Angeles and London, England, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the Company) is an integrated company that creates, develops, produces and distributes film, television and video programming for worldwide markets.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The Company has undergone substantial restructuring and requires additional financing until it can generate positive cash flows from operations.  While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is severely constrained. Furthermore, the Company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

On July 29, 2005 the Company completed a private placement of 4,347,827 Preference Share Units of the Company for US$2 million. On December 30, 2005 1,435,897 of the Series II Preference Share warrants were exercised for total proceeds of US$717,948, which were used by the Company to fund working capital requirements and for general corporate purposes.

The Company has a term loan and a letter of credit provided by a financial institution which is due on July 30, 2006.  Upon mutual agreement between the Company and the lender, the financing may be extended for a period of six months.  The Company is currently identifying various financing alternatives to enable the timely discharge of the Company’s obligations.  Management will work toward funding capital requirements through the issuance of shares, warrants and debt, but there is no assurance that the Company will be successful in its financing efforts or the extension granted.

The application of the going concern basis is dependent upon the Company obtaining additional financing in the short term and achieving sufficient cash flows from operations to fund continuing operations and meet its obligations as they come due.  There is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operations.  If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

Significant Accounting Policies

a)

Basis of Presentation

The interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting.  Accordingly, they do

(1)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

 not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles.  The interim consolidated financial statements include the accounts of the Company and its subsidiaries.  All material intercompany balances and transactions have been eliminated.

The interim consolidated financial statements have been prepared in a manner which is consistent with the   accounting policies described in the Company’s audited financial statements for the year ended August 31,   2005 except as disclosed in notes 2(b) to 2(h) below and should be read in conjunction therewith.

b)

Restatement of the Three Months Ended February 28, 2005

(i)

During the year ended August 31, 2005, the Company identified a required revision to its second quarter   February 28, 2005 financial statements related to its accounting treatment of a complex   arrangement with   Showtime for the project “Our Fathers.”  It was determined the arrangement was in the nature of a co-financing relationship where both parties contributed financially to the production.  Under GAAP, the   co-financier’s contribution to the project is considered a reduction of the film’s negative costs.  Previously,   the co-financier’s contribution to the production was recognized as revenue by the Company from sale of rights.  The cost of the Company’s investment in its film assets is similarly reduced.  The adjustment to the   February 28, 2005 quarter is a reversal of $6,080,000 in revenues and $5,717,000 in amortization resulting in a $363,000 increase in net loss.

(ii)

The company identified a required revision to its February 28, 2005 financial statements related to the valuation of its obligation to issue shares.  It was determined that the price of the company’s stock on the settlement date should be used to value the obligation to issue shares at February 28, 2005.  The adjustment to the February 28, 2005 quarter is a reduction of the obligation to issue shares and a gain on settlement and revaluation of obligations of $762,000.

c)

Adoption of AcG-15

Effective December 1, 2004, the Company was required to adopt the Canadian Institute of Chartered Accountants’ Accounting Guideline (“AcG-15”), “Consolidation of Variable Interest Entities”. AcG-15   expands upon and strengthens existing accounting guidance that addresses when a company should   consolidate in its financial statements the assets, liabilities and operating results of another entity.  Under   previous guidance, a company generally included another entity in its consolidated financial statements   only if it controlled the entity through voting interest. AcG-15 requires a variable interest entity (“VIE”) to   be consolidated by a company if that company is the primary beneficiary of that entity.  An entity is a VIE   if, among other things, it has equity investors that do not absorb the expected losses or receive the   expected returns of the entity. The primary beneficiary is subject to a majority of the risk of loss from the   VIE’s activities, or is entitled to receive a majority of the VIE’s residual returns, or both.

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

Under the guidelines of AcG-15, the Company is required to consolidate the assets, liabilities and operating results of Peace Arch Project Development Corp. (“PAPDC”). As described in note 11(a),   PAPDC is the owner of the Company’s assets and business in existence prior to the reorganization and   rationalization of its assets, operations and subsidiaries. Following the sale of PAPDC to a third party as   described in note 12 the Company continued to have a variable interest in PAPDC, and it had been   determined that the Company was required to absorb the majority of the expected losses of PAPDC. Under   the rules governing AcG-15, the Company was considered the primary beneficiary of PAPDC and   consequently the Company consolidated PAPDC on a retroactive basis effective December 1, 2004,   without restatement of prior periods.

The impact of consolidating PAPDC under AcG-15 resulted in a cumulative increase of the Company’s deficit of the change in accounting policy of $53,000.

d)

Revenue recognition

Home entertainment revenue from the sales of videocassettes and digital video discs (DVD), net of provision for estimated   returns and allowances, are recognized upon delivery.

e)

Inventory

Inventory is comprised of videocassettes and digital video discs (DVD) and is valued at the lower of cost and realizable value.  Cost is determined using FIFO method.

f)

Goodwill

Goodwill represents the excess of acquisition costs over the tangible and intangible assets acquired and liabilities assumed in businesses acquired by the Company. Goodwill is reviewed for impairment at least annually.

The impairment test follows a two-step approach.  The first step determines if the goodwill is potentially impaired, and the second step measures the amount of the impairment loss, if necessary.  Under the first step, goodwill is considered potentially impaired if the value of the reporting unit is less than the reporting unit’s carrying amount, including goodwill.  Under the second step, the impairment loss is then measured as the excess of recorded goodwill over the fair value of the goodwill, as calculated.  The fair value of goodwill is calculated by allocating the fair value of the reporting unit to all the assets and liabilities of the reporting unit as if the reporting unit was purchased in a business combination and the purchase price was the fair value of the reporting unit.  The Company has three reporting units with goodwill within its business:  Motion Pictures, Television, and Home Entertainment.

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

g)

Deferred financing fees

Financing fees relating to the term loan and letters of credit are deferred and amortized to operations on a straight-line basis over the term of the financial instruments.

h)

Intangible assets

Intangible assets represents the value assigned to brand and customer relationship assets associated with the acquisition of kaBOOM! Entertainment Inc. and are amortized on a straight-line basis over a period of   5 years from the date of acquisition.

i)

Comparative amounts

Certain amounts presented for the six month period ending February 28, 2006 have been reclassified to conform to the presentation adopted in the current three month period.

Accounts and other receivables

	February 28 2006 $	August 31 2005 $

Trade receivables	8,455	6,921
Tax credits receivable	5,641	6,101

	14,096	13,022

Tax credits receivable are Canadian federal and provincial government refundable tax credits related to specific film productions made in Canada. Management records a tax credit receivable when it is considered more likely than not the amounts will be recoverable. All amounts are subject to final determination by the relevant tax authorities.

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television projects which are in development, production or release and the costs of acquiring distribution rights to completed properties.

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

The components are as follows:

			February 28, 2006			August 31, 2005
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Theatrical films
Released	55,047	43,409	11,638	55,023	42,398	12,625
Productions in progress	10,312	-	10,312	-	-	-
In development	815	-	815	740	-	740
Television programming
Released	3,862	2,046	1,816	4,055	1,871	2,184
Productions in progress	220	-	220	10	-	10
Home entertainment	529	-	529	-	-	-

	70,785	45,455	25,330	59,828	44,269	15,559

Term loan

In connection with the acquisition of kaBOOM! Entertainment Inc. (note 9), the Company entered into an agreement with a financial institution to borrow $3,500,000. The loan bears interest at the rate of 12% per annum, compounded monthly and is due on July 30, 2006. Upon mutual agreement between the Company and the lender the loan may be extended for a period of 6 months.  An extension fee of 6% of the outstanding loan balance at the time of the extension would be due.

The loan is secured by a general assignment of the Company and its subsidiaries’ assets subject to prior ranking security interests already in place.

Production loans

The Company enters into various loan financing arrangements for the purposes of commencing the production of a film project or the acquisition of film distribution rights. Such loans are usually specific to each film but may be secured by the receivables of several films.

Loans comprise the following:

	February 28, 2006 $	August 31, 2005 $

Bank and other financial institution loans (a)	20,062	13,808
Interim bridging loans (b)	2,385	2,230

	22,447	16,038

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

a)

Bank and other financial institutional loans

The Company borrows from banks and other financial institutions to finance the costs of film production and film distribution rights acquisitions. Repayments may be solely due from cash flows, as they are received, derived from the revenue of each film or sometimes across a number of films financed by the same lender. Each loan is either independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits or subsidies associated with each film or may be collaterized across a number of films.

Of the loans outstanding there is $15,197,000 (August 31, 2005 - $8,498,000) denominated in United States dollars. Loans from various banks bear interest at rates ranging from the respective bank’s United States dollar base lending rate or the LIBOR rate plus 1% to plus 3.75%. The Company has several loans outstanding from other parties which bear interest at the rate of 0% to 1.5% per month of the principal balance outstanding plus a premium payable at date of repayment. Loans denominated in Canadian dollars bear interest at rates ranging from the Canadian Imperial Bank of Commerce’s prime lending rate plus 1% to plus 2% or the Royal Bank’s prime lending rate plus 2%.

Production loan repayments are solely due from cash flows derived from each film and is independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits and subsidies associated with each film.

b)

Interim bridging loans

The wholly owned production subsidiaries borrow, from various parties, on an interim basis prior to closing the financing for a film. Of the interim bridge loans outstanding, there is $572,000 denominated in United States dollars. These bridge loans are repayable at the time of closing of financing and are secured by the distribution and other rights to the film owned by the production subsidiary. The loans bear interest at a rates ranging from 19.5% to 27% per annum.

Accounts payable and accrued liabilities

	February 28, 2006 $	August 31, 2005 $

Trade accounts payable	1,814	879
Production related payables	5,201	3,113
Distribution liabilities	3,415	482
Other liabilities	-	45

	10,430	4,519

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

Deferred gain on disposal of real estate assets

During the year ended August 31, 2002, the Company sold two real estate properties. In October 2001, the first property was sold for gross proceeds of $2,313,000 and realized a gain on the sale of $88,000. In January 2002, the second property was sold for gross proceeds of $4,772,000. As consideration, the Company received cash in the amount of $3,722,000 and a $1,000,000 note receivable.

At August 31, 2002, the Company continued to occupy the second property through an operating lease arrangement. As the present value of the minimum lease payments was greater than the gain on the sale of $523,000, the gain was deferred and amortized over the four-year minimum lease term. During the year ended August 31, 2003, the Company amortized $127,000 of the deferred gain prior to disposal of the subsidiary in which the gain was recorded (PAPDC).

During the year ended August 31, 2004, PAPDC was not consolidated by the Company resulting in no gain being recorded (see note 11).

On December 1, 2004 the Company adopted AcG-15 as described in note 2, resulting in PAPDC being consolidated as it was determined to be a VIE of which the Company was the primary beneficiary. PAPDC was consolidated in the Company’s results of operations commencing December 1, 2004.

On May 26, 2005, the Company re-acquired the 100% shares of PAPDC for a nominal amount as described in note 12.  These events have given rise to the amortization of the deferred gain of $43,000 (2005 - $32,000) for the six months ended February 28, 2006.

Acquisition of kaBOOM! Entertainment Inc.

On January 23, 2006, the Company acquired 100% of the issued and outstanding shares of kaBOOM! Entertainment Inc. (kaBOOM), a home entertainment studio in Canada that distributes videocassettes, digital video discs and ancillary merchandise to retailers and mass merchandisers in Canada.   The cost of the purchase was $7,127,000 consisting of 1,033, 058 common shares of the Company valued at $500,000, 50,000 options of the Company valued at $17,000, cash consideration of $3,000,000, future cash consideration of $3,202,000 and direct costs of the acquisition of $408,000.  The fair value of the common shares issued of $0.48 per share was determined based on the date the transaction was announced as having been completed.  The options, which are fully vested, entitle the holder to acquire shares of the Company at an exercise price of $0.41.

The agreement provides for payment of a maximum additional consideration of $1,000,000 based on kaBOOM's achieving certain results of operations for the twelve months ending April 30, 2006.  The additional consideration, if any, will be recognized when the results of operations for the twelve months ending April 30, 2006 have been determined and the additional consideration becomes payable.  Any additional consideration paid will be included as a cost of the purchase, resulting in additional goodwill.  The future cash consideration of $3,202,000 will be due when the final determination of any contingent consideration due has been made.

(7)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

The obligations to settle the future cash consideration and any contingent consideration are supported by letters of credit amounting to $4,202,000 which have been provided by a financial institution and certain of the preferred shareholders. Any portion of the letters of credit drawn would result in a loan payable by the Company to those parties providing the letters of credit.  The loan resulting from the drawdown of the financial institution letter of credit would bear interest at 12% per annum and be due on July 30, 2006.  Any loan resulting from the drawdown of the letters of credit provided by the preferred shareholders would bear interest at the prime rate plus 12% per annum and be due on demand.  The letter of credit from the financial institution and a portion of the letters of credit available from the preferred shareholders totalling $2,401,000 are available to be drawn at any time to July 30, 2006.  The remaining $1,801,000 letters of credit are available to be drawn on or after June 15, 2006.  In addition, the financial institution provided financing of $3,500,000 as described further in note 5.

In conjunction with the provision of financing described in the preceding paragraph, the Company incurred aggregate costs of $716,000 consisting of 731,060 common shares with a fair value of $325,000 issued to the financial institution, $108,000 which is payable in cash or common shares issuable to the preferred shareholders at the option of the Company and other fees and costs payable in cash of $283,000.  These costs will be amortized over the term of the loan and lines of credit.

The Company also paid certain share issuance costs amounting to $25,000 which have been charged to capital stock.

The acquisition of kaBOOM has been accounted for by the purchase method and the results of operations of kaBOOM have been included since January 23, 2006.  The preliminary allocation of the cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities with goodwill being the excess of the cost of the purchase over the fair values of net assets acquired has been recognized as goodwill.

$
Cash and cash equivalents	232
Accounts receivable	3,920
Inventory	2,150
Investment in film and television	492
Property and equipment	125
Intangible assets (note 10(a))	1,800
Prepaid expenses	7
Goodwill	4,285
Accounts payable and accrued liabilities	(5,884)
Total	7,127

The preliminary allocation of the purchase price is subject to revision as more detailed analysis of the investment in films and television programs, intangible assets and other amounts are completed.

The goodwill is not tax deductible.

(8)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

Other assets

a)

Intangible assets

Certain identifiable intangible assets were acquired in connection with the acquisition of kaBOOM. The description of each intangible asset along with each asset amortization period is as follows;

	Estimated Fair Value $	Accumulated Amortization $	Net Book value $

Brand	300	8	292
Customer relationship	1,500	37	1,463

	1,800	45	1,755

Amortization of intangible assets totalling $45,000 for the period, as calculated from the date of acquisition of kaBOOM is included in other amortization.  Intangible assets represents the value assigned to kaBOOM’s brand and customer relationship acquired and are amortized on a straight-line basis over a period of 5 years from the date of acquisition as described in note 2(h).

b)

Deferred financing costs

Deferred financing costs of $716,000 represent costs associated with establishing the term loan as described in note 5.  The deferred financing costs are amortized over the term of the loan which matures on July 30, 2006.  Amortization as calculated from the date of acquisition of kaBOOM totalled $112,000 and is included in interest expense.

Business reorganization and debt restructuring

On January 20, 2003, as approved and ratified by the shareholders of the Company at the Annual General Meeting of Shareholders on that date, the Company entered into a number of agreements to effect a business reorganization and certain asset acquisition transactions. Details of the transactions are as follows:

a)

Reorganization of a subsidiary, Peace Arch Project Development Corp. (PAPDC)

The Company carried out a reorganization and rationalization of its assets, operations and subsidiaries. The reorganization was carried out in conjunction with, and pursuant to, the terms of the Debt Repayment Agreement with Fremantle Enterprises Ltd. (Fremantle) and the Release and Reconstitution Agreement of November 22, 2002 with Comerica Bank - California (Comerica), by which the debts of the Company, and its subsidiaries, to Fremantle and Comerica were renegotiated as in (b) below.

Pursuant to the reorganization, the Company’s wholly owned subsidiary PAPDC became the owner of substantially all of the assets and business (collectively, the pre-existing assets) that the Company owned immediately prior to January 20, 2003, the date of the reorganization. The pre-existing assets consisted principally of accounts and loans receivable, film and television programming rights, and all shares and other securities (including intercompany loans) held by the Company in its subsidiaries existing at January 20, 2003.

(9)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all of the pre-existing debts and liabilities of the Company, including the Company’s indebtedness to Fremantle and Comerica. However, the Company continued to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the Company to each of them (see (b) below for additional discussion).

b)

Debt restructuring, issuance of conversion instruments and gain on modification

Debt restructuring

Effective January 30, 2003, the Company and Fremantle agreed to restructure the remaining $7,580,000 of term loan due to Fremantle. Fremantle agreed that the revised source of debt repayments and security would be restricted to the business, assets, and undertakings of the Company as they existed immediately prior to January 30, 2003 (the pre-existing assets), that date being the closing of the acquisition and financing transactions described elsewhere in this note. The new debt had no fixed repayment dates. Interest, which continued to accrue at 10% per annum, and principal were payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also excluded a previous right of prepayment by the Company of all outstanding amounts.

Release and reconstitution of a loan guarantee

During the year ended August 31, 2003, the Company entered into a Release and Reconstitution Agreement with Comerica which restructured the terms of the loan guarantee. Repayment of the loan is restricted to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to priority interests, including repayment to Fremantle, to the pre-existing assets.

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the Company at a deemed price of $5.00 per share.

Conversion instruments

The Company issued a conversion instrument to Fremantle which permitted Fremantle to convert the amount of its outstanding debt including unpaid accrued interest at December 31, 2004, if any, into Common Shares of the Company for a period of 90 days commencing on December 31, 2004. On March 31, 2005 Fremantle agreed to convert its $8,793,000 note plus interest for 2,931,125 shares of the Company’s common stock.

(10)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

As described, and in conjunction with the above, on January 30, 2003, the Company issued a conversion instrument to Comerica which permits Comerica to convert the amount of its outstanding loan at December 31, 2005, if any, into Common Shares of the Company for a period of 90 days commencing on December 31, 2005 at a price of $5.00 per share.

Pursuant to the conversion instrument, 336,000 Common Shares, which represent the number of shares that could be issued for the obligation of US$1,075,000, had previously been reserved for issuance. At February 28, 2006 and August 31, 2005 the obligation to Comerica is valued at $142,000.

On June 25, 2004, the Company voluntarily issued 3,489,814 Common Shares of the Company to PAPDC in consideration for PAPDC agreeing to assume the obligation to issue the Common Shares of the Company to Fremantle and Comerica (collectively, the Lenders) should the Lenders eventually opt to call upon those shares in settlement of the PAPDC obligations. At February 28, 2006 and August 31, 2005 558,689 shares remain in escrow after Fremantle agreed to convert its $8,793,000 note plus interest for 2,931,125 shares of the Company’s common stock.

Sale and reacquisition of PAPDC

Subsequent to the reorganization of PAPDC described in note 11(a), on August 1, 2003, the Company sold all of its shares in PAPDC for nominal consideration. During the year ended August 31, 2003, the operating results of PAPDC were included in the consolidated financial statements until the date of the disposal.

PAPDC was considered a VIE under AcG-15 and was therefore consolidated from December 1, 2004 as described in note 2. On consolidation, the distribution obligation and associated distribution rights to all the film and television programming rights, as described above, were eliminated, as the liability to Fremantle and Comerica was also recorded within PAPDC and the investment in film balance existed in PAPDC. The Company then applied the purchase method to include PAPDC’s assets, liabilities and retained earnings in its consolidated financial statements. The Company consolidated an investment in film and television balance of $1,681,000, accounts payable and accrued liabilities of $474,000 and the liability to Fremantle of $1,467,000.

Pursuant to the original arrangements with PAPDC set out in note 11(a), the Company was obligated to carry out management services for PAPDC. This obligation continued until June 25, 2004. During the six months ended February 28, 2006, the Company recovered costs against the payable to Fremantle of $nil (2005 - $149,000).

On May 26, 2005, the Company re-acquired the 100% shares of PAPDC for a nominal amount, which had no effect on the carrying amount of any assets or liabilities.

(11)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

Capital stock

a)

Shares

Authorized

Unlimited Common Shares without par value.

Unlimited Preference Shares, issuable in series without par value.

(i)

On December 30, 2005, 1,435,897 Series II Preference Share warrants were exercised at a subscription price of US$0.50 per share for total proceeds of US$717,948.  During the six months ended February 28, 2006 the Company recorded dividends of $135,000 (2005 - $nil) in respect of the Series I Preference Shares and the Series II Preference Shares determined as 10% of the Series I and Series II Preferred Shares’ face value of US$2,717,948.

(ii)

On January 23, 2006, in conjunction with the acquisition of kaBOOM as described in note 9 and the financing of the acquisition from the term loan as described in note 5, the Company issued 1,764,118 common shares as consideration for the purchase and in payment of financing fees related to financing provided by the financial institution.  These shares had a fair value of $825,000.  In connection with the issuance of these shares the Company paid certain share issuance costs amounting to $25,000, which have been charged to capital stock.

Issued

(12)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

	Common			Preferred Series I		Preferred Series II	Total
	Number of shares	Amount $	Number of shares	Amount $	Number of shares	Amount $	Amount $

Balance – August 31, 2005	20,620,282	8,233	4,347,827	1,656	-	-	9,889

Warrant exercise	-	-	-	-	1,435,897	827	827
Allocation of warrant fair value on warrant exercise	-	-	-	-	-	229	229
Issued in respect of kaBOOM acquisition	1,764,118	800	-	-	-	-	800

Balance – February 28, 2006	22,384,400	9,033	4,347,827	1,656	1,435,897	1,056	11,745

Shares held in escrow (note 11(b))	558,689	497	-	-	-	-	497

b)

Stock-based compensation to employees

The Company has recorded stock compensation expense for the stock options granted to employees in the   amount of $243,000 in selling, general and administrative expenses in the six months ended February 28,   2006 (2005 - $220,000). The Company incurred stock based compensation of $17,000 which was included   as part of the purchase price of kaBOOM as described in note 9. The fair value of each stock option was   estimated on the date of vesting using the Black-Scholes option pricing model with the following assumptions:

February 28, 2006 $

Risk-free interest rate	3.40 to 4.00%
Volatility	97% to 104%
Expected life	0.5 to 3.0 years

Historically, no dividends have been paid and none have been assumed.

(13)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

Warrants

On December 30, 2005, 1,435,897 Series II Preference Share warrants were exercised at a subscription price of US $0.50 per share for total proceeds of US $717,948.

An amount of $228,751, representing the portion of Series II Preference Share warrants exercised to the total number of the warrants issued was transferred to the cost of the Series II Preference Shares issued. The net proceeds from the Series II Preference Shares will be used by the Company to fund working capital requirements and for general corporate purposes.

On July 29, 2005, in connection with a private placement, the Company issued 4,347,825 Series II Preferred Share warrants.  Each warrant is convertible into one Series II Preference Share of the Company at a price of US$0.50 at any time up to July 29, 2009.  The allocation of the proceeds from the issuance of the Units to the warrants is $693,000.

During fiscal 2001, the Company granted, as partial compensation to retain an investment banker as its financial advisor, a warrant to purchase up to 100,000 Class B Shares at an exercise price of US$2.72 per share, exercisable to April 16, 2006. As the warrants were granted at an exercise price equal to the market value of Company’s shares on the date of grant, no compensation expense was recorded.

Loss per common share

	Three Months Ended February 28		Six Months Ended February 28

	2006 $	2005 $ Restated	2006 $	2005 $ Restated

Numerator for basic loss per common share
Net loss	(741)	263	(1,440)	(320)
Less: Preferred stock dividends	(76)	-	(135)	-

Loss used for basic loss per common share	(817)	263	(1,575)	(320)
Denominator for basic loss per common share
Weighted average number of common shares outstanding	21,905	17,429	21,540	17,418

Basic loss per common share	(0.04)	0.02	(0.07)	(0.02)

Numerator for diluted loss per common share:
Net loss used in computing basic loss per common share	(817)	263	(1,575)	(320)
Denominator for diluted loss per common share
Shares used in computing diluted loss per common share	21,905	20,935	21,540	17,418

Diluted loss per common share	(0.04)	0.01	(0.07)	(0.02)

(14)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

For the six months ended February 28, 2006, the effect of potentially dilutive Series I Preferred Shares, Series II Preferred Share warrants, and other warrants (note 14) were excluded from the calculation of diluted net loss per share, as they are anti-dilutive to the basic net loss per common share.

For the six months ended February 28, 2005, the effect of potentially dilutive stock options, other warrants (note 14) and shares held in escrow related to the Fremantle and Comerica obligation (note 11(b)) was excluded from the calculation of diluted net loss per share, as they are anti-dilutive to the basic net loss per common share.

Changes in non-cash operating working capital, net of acquisitions

	Three Months Ended February 28		Six Months Ended February 28
	2006 $	2005 $	2006 $	2005 $

Accounts and other receivables	371	1,150	2,846	2,305
Inventory	88	-	88	-
Prepaid expenses and deposits	(295)	43	(264)	(154)
Accounts payable and accrued liabilities	781	2,259	69	(300)
Deferred revenue	(116)	(598)	(33)	(3,190)

	829	2,854	2,706	(1,339)

Commitments and contingencies

a)

Loan guarantees

The majority of the film productions delivered during the years ended August 31, 2004 and 2005 were pursuant to co-production agreements with an independent producer (the co-producer) in another country. Certain production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At February 28, 2006, the total amount of such unpaid loans was approximately $293,000 (August 31, 2005 - $343,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

b)

Film distribution rights commitment

At February 28, 2006, the Company had commitments of $4,689,000 (August 31, 2005 - $3,134,000) with respect to the acquisition of film distribution rights to 6 films (August 31, 2005 – 3 films), which will be delivered to the Company during the year ended August 31, 2006. These payments are required to be made at the date of delivery of the respective films which is expected to be no later than August 31, 2006.

(15)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

c)

Legal claims

i)

Viacom, Inc.

On October 2, 2001, the Company initiated an action against Viacom, Inc., MTV Networks, VH1 Music First et al in British Columbia Supreme Court for damages in the amount of US$2,750,000 and consequential damages arising from the Defendants’ failure to honour a contract for the co-financing of the television series Big Sound. During the year ended August 31, 2003, the subsidiary which initiated the action was sold as described in note 11. During the year ended August 31, 2005 the subsidiary was reacquired as part of the acquisition of PAPDC (see note 12).

ii)

The Company’s subsidiary Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.) was named as one of several defendants in an action that commenced in June 2004 by Comerica Bank California. The Company believes that this claim is without merit because, among other things, the alleged events on which the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc. The Company does not expect the outcome of this proceeding to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

iii)

Other

The Company is a party to other legal proceedings in the ordinary course of its business but does not expect the outcome of any other proceedings, individually or in aggregate, to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

d)

During the year ended August 31, 2005, the Company provided a guarantee of the sales performance of its subsidiary Peace Arch Films Limited (PAF) of US$2,500,000 to assist with a third party producer’s financing for a production for which PAF has acquired worldwide distribution rights. PAF has also provided financing contributions towards the cost of the production. The sales performance guarantee is due one year after the production’s initial theatrical release which was expected to be February 2006. The guarantee obligation is recoverable by PAF from the proceeds of the production’s sales or the receipt of government incentives due to the producer. In return for providing the guarantee, the Company will obtain an additional interest in the film from its co-producer. Should the company default in the guarantee payment, the co-producer is entitled to receive the Company’s shares in satisfaction of the obligation which would be issued at market price at that time less 10%.

e)

Operating lease commitments

The company is committed to certain operating lease payments for premises. In addition, the Company has sublet certain other premises for which it remains the primary lease obligor. The total annual rental commitments are as follows:

(16)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

	Lease obligations $	Sublease $	Net lease obligation $

2006	163	27	136
2007	136	-	136
2008	98	-	98
2009	98	-	98
2010	23	-	23

	518	27	491

Segmented information

The Company conducts its operations in production and distribution of proprietary programming interests, which is programming the Company owns or in which it holds a continuing and long-term financial interest. The Company has its head office in Toronto, and maintains offices in Vancouver, Los Angeles and the U.K. The sales office in the U.K distributes the Company’s property throughout the world. Substantially all of the Company’s properties and equipment are located in Canada.  The Company has created a new business segment, home entertainment, which reflects the Company’s new business interests in the distribution of video cassettes, digital video discs and ancillary merchandise to retailers and mass merchandisers in Canada arising from the kaBOOM acquisition, a described in note 9.

Selected information for the Company’s operating segments for the three months and six months ended February 28, 2006 and February 28, 2005, net of intercompany amounts, is as follows:

(17)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

	Three Months Ended February 28		Six Months Ended February 28
	2006	2005	2006	2005
	$	$ Restated	$	$ Restated
Revenue
Motion Picture	429	454	1,239	3,445
Television	703	1,252	802	1,359
Home Entertainment	2,529	-	2,529	-
Other	-	-	-	-
	3,661	1,706	4,570	4,804
Loss from operations before the undernoted
Motion Picture	(1,012)	(81)	(1,636)	(542)
Television	441	244	374	226
Home Entertainment	644	-	644	-
Other	(437)	(487)	(689)	(682)
	(364)	(324)	(1,307)	(998)

			February 28, 2006 $	August 31, 2005 $
Total assets
Motion Picture			55,892	47,335
Television			898	3,833
Home Entertainment			12,776	-
			69,566	51,168

Geographical information, based on customer location, is as follows:

	Three Months Ended February 28		Six Months Ended February 28
	2006	2005	2006	2005
	$	$ Restated	$	$ Restated
Revenue
Canada	3,153	1,387	3,300	1,505
United States	140	211	140	3,118
Germany	310	-	711	-
Other foreign	58	108	419	181
	3,661	1,706	4,570	4,804

(18)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

Related party transactions

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the six months ended February 28, 2006, the Company paid $95,000 (2005 - $90,000) to a company controlled by a shareholder, director and officer of the Company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

b)

During the six months ended February 28, 2006, the Company paid $nil (2005 - $32,000) to a shareholder, director and officer of the Company for legal services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

c)

As at February 28, 2006, the Company was owed $nil (2005 - $167,000) from a company controlled by a shareholder, director and officer of the Company. This amount is included in accounts and other receivables.

d)

As at February 28, 2006, included in accounts receivable was $nil (August 31, 2005 - $1,480,000 (US$1,200,000)) from a company owned by a member of senior management. This amount is a result of a sale of distribution rights to the related company prior to the individual becoming a member of senior management. The amount is secured by an irrevocable letter of credit.

e)

As at February 28, 2006, the Company was indebted to a shareholder, director, and officer of the Company in the amount of $50,000 (2005 - $nil). The amount is due on demand and is entitled to a 10% finance fee of the amount of the loan. This amount payable is included in production loans.

f)

As at February 28, 2006 the Company was indebted to the preferred shareholders in the amount of

$108,000.  This amount is the standby fee related to the letters of credit from the preferred shareholders (as   described in note 9), which is payable in cash or common shares at the option of the Company.

Other related party transactions and balances have been described elsewhere in these financial statements.

Gain on settlement of obligation

The Company recognized a gain of $nil (2005-$762,000) on the revaluation and settlement of its obligation to issue shares representing the difference between the obligation carrying amount and the settlement price.

Subsequent Events

On March 30, 2006, Comerica converted its US$1,075,000 note for 215,000 shares of the Company’s common stock. The issuance of the Company’s common stock will be valued at $168,000, which is based on the trading value of the Company’s common stock at the close of business on the date of conversion.

(19)